SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)*

AcquaBounty Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

03842K200
(CUSIP Number)

February 13, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	03842K200

1	NAMES OF REPORTING PERSONS
Sopica Special Opportunities Fund LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
511,192
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
511,192

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
511,192
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.6%*
12	TYPE OF REPORTING PERSON (See Instructions)
FI

*       Percent of class is calculated based on (i) 21,605,322 shares of common stock, par value $0.001 (the “Common Stock”), of AquaBounty Technologies, Inc. (the “Company” or the “Issuer”) outstanding as of November 4, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Form 10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2019, plus (ii) 10,350,000 shares of Common Stock issued in connection with the Offering (as defined below), including the exercise in full of the underwriters’ overallotment option.

Page 2 of 8 Pages

SCHEDULE 13G

CUSIP No.	03842K200

1	NAMES OF REPORTING PERSONS
Sopica Global Retail Growth Fund LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
2,650,000
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
2,650,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,650,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.3%*
12	TYPE OF REPORTING PERSON (See Instructions)
FI

*       Percent of class is calculated based on (i) 21,605,322 shares of Common Stock of the Issuer outstanding as of November 4, 2019, as reported in the Issuer’s Form 10-Q, plus (ii) 10,350,000 shares of Common Stock issued in connection with the Offering, including the exercise in full of the underwriters’ overallotment option.

Page 3 of 8 Pages

SCHEDULE 13G

CUSIP No.	03842K200

1	NAMES OF REPORTING PERSONS
LLF Financial S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
3,161,192
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
3,161,192

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,161,192
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%*
12	TYPE OF REPORTING PERSON (See Instructions)
FI

*       Percent of class is calculated based on (i) 21,605,322 shares of Common Stock of the Issuer outstanding as of November 4, 2019, as reported in the Issuer’s Form 10-Q, plus (ii) 10,350,000 shares of Common Stock issued in connection with the Offering, including the exercise in full of the underwriters’ overallotment option.

Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

AquaBounty Technologies, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

2 Mill & Main Place, Suite 395

Maynard, Massachusetts 01754

Item 2(a).	Name of Person Filing:

This statement is being filed by:

(i)	Sopica Special Opportunities Fund LTD (“SSOF”)
(ii)	Sopica Global Retail Growth Fund LTD (“SGRGF”)
(iii)	LLF Financial S.A. (“LLFF”)

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office for All Reporting Persons:

The principal place of business of LLFF is:

23 Rue Aldringen

Luxembourg, Luxembourg L-1118

The principal place of business of each of SSOF and SGRGF is:

Folio Chambers, Road Town

Tortola, British Virgin Islands VG1110

Item 2(c).	Citizenship:

SSOF and SGRGF are each organized under the laws of the British Virgin Islands. LLFF is organized under the laws of Luxembourg.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:
03842K200

Page 5 of 8 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8);
(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☒ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: (i) with respect to SSOF and SGRGF, an investment company, and (ii) with respect to LLFF, an investment adviser.

Item 4. Ownership

(a)	Amount Beneficially Owned:

SSOF beneficially owns directly 511,192 shares of Common Stock and SGRGF beneficially owns directly 2,650,000 shares of Common Stock.

LLFF is the investment manager of each of SSOF and SGRGF and holds all of the management shares of each of SSOF and SGRGF. As a result, LLFF may be deemed to have voting power and/or investment power over the Common Stock held by SSOF and SGRGF, which is equal to 3,161,192 shares of Common Stock.

Mr. Yuriy Lopatynskyy, a citizen of the United Kingdom, and Mr. Hennadiy Lopatynskyy, a citizen of Ukraine, each own half of the equity interests of LLFF.

(b)	Percent of Class:

SSOF is the direct beneficial owner of 1.6% of the outstanding shares of Common Stock.

SGRGF is the direct beneficial owner of 8.3% of the outstanding shares of Common Stock.

LLFF may be deemed to have voting power and/or investment power over the Common Stock held by SSOF and SGRGF, which represents 9.9% of the outstanding shares of Common Stock.

Page 6 of 8 Pages

The foregoing percentages are calculated by dividing the number of shares beneficially owned by each of the Reporting Persons by the total amount outstanding. The total amount outstanding for the purposes of this statement is calculated based on (i) 21,605,322 shares of Common Stock of the Issuer outstanding as of November 4, 2019, as reported in the Issuer’s Form 10-Q, plus (ii) 10,350,000 shares of Common Stock issued in connection with the underwritten public offering of the Company’s Common Stock, which includes the exercise in full of the underwriters’ overallotment option, which closed on February 13, 2020 (the “Offering”).

(c)       Number of shares as to which such person has:

The information in Rows 5-9 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The foregoing information set forth in this Item 4 should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2020

Sopica Special Opportunities Fund LTD
By: /s/ Marie-Laure Aflalo Name: Marie-Laure Aflalo Title: Director
By: /s/ Lionel Elie Mamane
Name: Lionel Elie Mamane Title: Director

Sopica Global Retail Growth Fund LTD
By: /s/ Marie-Laure Aflalo Name: Marie-Laure Aflalo Title: Director
By: /s/ Lionel Elie Mamane
Name: Lionel Elie Mamane Title: Director

LLF Financial S.A.

By: /s/ Yuriy Lopatynskyy Name: Yuriy Lopatynskyy Title: Managing Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Page 8 of 8 Pages

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 25, 2020

Sopica Special Opportunities Fund LTD
By: /s/ Marie-Laure Aflalo Name: Marie-Laure Aflalo Title: Director
By: /s/ Lionel Elie Mamane
Name: Lionel Elie Mamane Title: Director

Sopica Global Retail Growth Fund LTD
By: /s/ Marie-Laure Aflalo Name: Marie-Laure Aflalo Title: Director
By: /s/ Lionel Elie Mamane
Name: Lionel Elie Mamane Title: Director

LLF Financial S.A.

By: /s/ Yuriy Lopatynskyy Name: Yuriy Lopatynskyy Title: Managing Director